Filed by Inflection Point Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GOWell Technology Limited

Commission File No.: 333-294547-01

GOWell Technology Limited and Inflection Point Acquisition Corp. V Announce Public Filing of Registration Statement on Form F-4 in Connection with Proposed Business Combination

SINGAPORE and NEW YORK, March 25, 2026 – GOWell Technology Limited (“GOWell” or the “Company”), a global one-stop-shop for innovative well logging solutions in the energy sector, and Inflection Point Acquisition Corp. V (NASDAQ: IPEX) (“Inflection Point”), a special purpose acquisition company, have announced the public filing of their joint registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) related to their previously announced business combination (the “Business Combination”).

The Registration Statement contains a preliminary proxy statement/prospectus of Inflection Point that discloses important information about Inflection Point, GOWell and the Business Combination, including a business overview of GOWell, terms of the Business Combination, pro forma financial information of the combined company, and risk factors. The Registration Statement has not yet been declared effective by the SEC, and the information contained therein is subject to change. The Registration Statement was officially filed with the SEC on March 23, 2026, and can be viewed on the SEC’s website at www.sec.gov. For the direct link to the Form F-4 filing, visit: https://www.sec.gov/ix?doc=/Archives/edgar/data/0002097557/000121390026033178/ea0268687-03.htm.

Upon the closing of the Business Combination, the combined company will be named GOWell Energy Technology and will be listed on the Nasdaq under the ticker symbol “GOW”. The Business Combination is expected to close in the first half of 2026, subject to customary closing conditions, including regulatory and stockholder approvals.

About GOWell Technology Limited
GOWell Technology Limited is an international company that provides a wide range of innovative well logging technologies and distributed sensing solutions for energy companies globally. The Company maintains a multi-disciplinary research and development team with a robust patent portfolio of technology aimed to solve complex industry challenges. GOWell’s solutions can be applied to a wide range of wells from traditional energy to energy transition. The Company has a global, diverse customer base with long-term relationships with the key major oil service companies and operators in the energy sector. Headquartered in Singapore, GOWell has a global manufacturing and procurement network, with regional hubs in the United States and UAE in addition to regional operations in more than 50 countries.

For more information about GOWell Technology Limited, visit www.gowell.energy.

About Inflection Point Acquisition Corp V.
Inflection Point Acquisition Corp. V is a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Contact:

Investor Relations Contact:

Gateway Group
Cody Slach, Georg Venturatos
949-574-3860
GOWell@gateway-grp.com

Media Relations Contact:

Gateway Group
Zach Kadletz, Ryan Deloney
949-574-3860
GOWell@gateway-grp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that relate to GOWell’s current expectations and view of future events. Forward-looking statements generally are accompanied by words such as “anticipate”, “could”, “estimate”, “may”, “potential”, “project”, “should”, “will” and other similar expressions, or the negative of these terms or other comparable terminology, that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements about the development of GOWell’s technology and expectations relating to the Business Combination, including the listing of PubCo’s ordinary shares on Nasdaq. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the Business Combination or consummate the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the post-business combination entity or the expected benefits of the Business Combination, or the risk that IPEX’s shareholders and/or GOWell’s shareholders do not approve the Business Combination; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to GOWell and the post-business combination entity; risks related to potential fluctuations in the oil and gas industries; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to negotiate and enter into definitive agreements with customers and/or suppliers on favorable terms, if at all; ability to attract and retain qualified personnel; the impact of competing technologies on GOWell’s business; ability to obtain additional financing as and when needed, on terms satisfactory to GOWell or at all; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against IPEX or GOWell related to the Business Combination; intellectual property-related claims; the amount of redemption requests made by IPEX’s public shareholders; and those factors discussed in documents IPEX has filed or will file with the SEC. Therefore, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither IPEX nor GOWell presently know or that IPEX and GOWell currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect IPEX’s and GOWell’s expectations, plans, or forecasts of future events and views as of the date of this press release and are qualified in their entirety by reference to the cautionary statements herein. IPEX and GOWell anticipate that future events and developments will cause IPEX’s and GOWell’s assessments to change. These forward-looking statements should not be relied upon as representing IPEX’s and GOWell’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Neither IPEX, GOWell nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

In connection with the Business Combination, IPEX and GOWell have prepared and filed with the SEC a registration statement containing a preliminary proxy statement of IPEX and a preliminary prospectus with respect to the securities to be offered in the Business Combination. After the registration statement is declared effective, IPEX will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination Agreement and the transactions contemplated thereby. Investors, shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about IPEX, GOWell and the Business Combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Inflection Point Acquisition Corp. V, 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

Participants in the Solicitation

IPEX, GOWell, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from IPEX’s shareholders in respect of the Business Combination and the other matters set forth in the registration statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus relating to the Business Combination and will be contained in the definitive proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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